Contact

www.linkedin.com/in/lukegmarshall
(LinkedIn)

Top Skills

Public Speaking

Data Analysis

Project Management

Languages

English (Native or Bilingual)

Spanish (Professional Working)

Certifications

The Foundation for Effective
Leadership

Honors-Awards

Department of Energy Basic Energy
Sciences Research Highlight

Baker Hughes Award for Excellence
in Research

The 13th National School on Neutron
& X-ray Scattering

Virginia & Ernest Cockrell, Jr.
Graduate Fellowship

Cullen M. Crain Endowed
Scholarship in Engineering

Publications

Identification of electronic state in
perovskite $CaCrO_3$ by high pressure
studies

Low-moment ferrimagnetic phase of
the Heusler compound Cr_2CoAl

Insulating Pockets in Metallic
$LaNiO_3$

Anisotropic small-polaron hopping in
W:$BiVO_4$ single crystals

Charge disproportionation and the
pressure-induced insulator–metal
transition in cubic perovskite $PbCrO_3$

Luke Marshall, PhD

Founder & CEO at VitalFlo

Portland, Oregon, United States

Summary

VitalFlo is a predictive and preventative respiratory health company.
We help patients and doctors measure and track chronic respiratory
health conditions over time with flexible, easy to use solutions both
for in-person and virtual care. By directly measuring lung function
over time, alongside other measures of patient health such as
symptoms and local environmental factors (air quality, pollen and
wildfires), VitalFlo provides detailed diagnostic reporting to support
fast, accurate clinical decision making.

Experience

VitalFlo Inc.
Founder & CEO
April 2017 - Present (5 years 7 months)
Raleigh, North Carolina

VitalFlo is a predictive and preventative respiratory health company. We help
patients and doctors measure and track chronic respiratory health conditions
over time with flexible, easy to use solutions both for in-person and virtual care.
By directly measuring lung function over time, alongside other measures of
patient health such as symptoms and local environmental factors (air quality,
pollen and wildfires), VitalFlo provides detailed diagnostic reporting to support
fast, accurate clinical decision making.

Global Data Consortium
Business Development Representative
January 2017 - December 2017 (1 year)
Raleigh, North Carolina, United States

GDC is a Data as a Service company with a cloud-based platform for global
electronic identity verification. For businesses that need to know the identities
of customers all over the world, GDC provides one point of access to local, in-
country reference data for instant verification.

LGM Consulting
Principal

January 2015 - December 2017 (3 years)
Raleigh-Durham, North Carolina Area

Providing scientific and technical due diligence to investors, and multi-functional services to startups including operations, business development, and strategic communication.

Hyperloop Transportation Technologies, Inc.
Materials Engineering Specialist
August 2016 - February 2017 (7 months)
Raleigh-Durham-Chapel Hill Area

Project manager and Head of the Energy Storage team. Contributor to the Propulsion and Levitation Systems (MagLev) team.

Nanomagnetism Research Group, Northeastern University
Postdoctoral Research Associate
January 2014 - May 2016 (2 years 5 months)
Greater Boston Area

• Scientific research into magnetic materials design and synthesis
• Led commercialization partnership with Rogers Corporation (NYSE:ROG), a global technology leader in materials and electronics manufacturing
• Lab manager and research mentor for graduate students working on six distinct research projects

John B. Goodenough Research Group, University of Texas
Graduate Research Assistant
August 2009 - December 2013 (4 years 5 months)
Austin, TX

• Scientific research into energetic and magnetic materials design and synthesis
• Experimental design and execution
• Lab and technical equipment management, maintenance, and procurement
• Communication and dissemination of findings through journal publications (11), invited talks (3), and conference talks (10)
• Interdisciplinary/international collaboration with team members from USA, China, Japan, Spain, & Argentina

AmeriCorps VISTA at UCP Texas
Marketing & Outreach Coordinator
August 2008 - August 2009 (1 year 1 month)
Austin, TX

Online campaign manager, product development, team recruiting, team leader, and grant writing

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Education

The University of Texas at Austin
Doctor of Philosophy (Ph.D.), Materials Science & Engineering · (2009 - 2013)

Whitman College
Bachelor of Arts (B.A.), Physics & Philosophy (Dual Degree) · (2004 - 2008)